

Mail Stop 3030

January 31, 2017

Via E-mail
Ernest E. Maddock
Chief Financial Officer and Vice President, Finance
Micron Technology, Inc.
8000 S. Federal Way
Boise, Idaho 83716-9632

  Re: **Micron Technology, Inc.**
    Form 10-K for the Fiscal Year Ended September 1, 2016
    Filed October 28, 2016
    Form 8-K filed December 21, 2016
    File No. 001-10658

Dear Mr. Maddock:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 1, 2016

Item 8. Financial Statements

Property, Plant, and Equipment, page 52

1. You revised the estimated useful lives of equipment in your DRAM wafer fabrication facilities in the fourth quarter of 2016. In MD&A on page 32, you disclose that you expect the change to reduce depreciation costs by approximately $100 million per quarter in future periods. Please tell us how you concluded that the effect of the revision was not material for 2016.

2. Further, please explain to us how you determined that the useful life should be increased by two years to seven years. You disclose that this is based on the lengthening period of time between DRAM product technology node transitions, an increased re-use rate of

equipment, and industry trends but on pages 31 and 34 in MD&A you discuss reductions in sales due to transitions to the next technology node which appears to be from 25nm to 20nm. Further, on page 6 you disclose that in the second half of 2016, the majority of your DRAM production was manufactured on 20nm line-width process technologies and you expect to ramp volume production of 1Xnm process node DRAM in 2017.

Revenue Recognition, page 52

3.   You defer revenue on sales made under agreements that allow rights of return or price protection until your customers have resold the product. Please tell us when you recognize revenue for sales under agreements without rights of return or price protection. Quantify for us the amount of sales under each method for the periods presented. In future filings, if material, describe when you recognize revenue on sales under agreements without rights of return or price protection.

Form 8-K filed December 21, 2016

Exhibit 99.1

4.   In determining the non-GAAP number of shares used in your non-GAAP diluted earnings per share calculations, you include the effect of capped calls even though they are anti-dilutive and pursuant to the no anti-dilution principle outlined in ASC 260-10-45-17 to 45-20 should be excluded from earnings per share calculations. Your use of an individually tailored principle in measuring non-GAAP earnings per share is inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery